# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xunlei Ltd, CIK 0001510593
CUSIP: 98419E108
Title of class of securities: Common Shares, par value $0.00025 per share
Address of issuer's principal executive offices: 3709 Baishi Road, Nanshan District, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 09/30/2025
Filed by CIK 0001765660
Persons authorized to receive notices and communications: Mr. JIANG Wen, Xiaomi Campus, No. 33 Xi Erqi Middle Rd, Haidian District,, Beijing, China (F4), 100085, 86 13810367664

## Reporting persons
- Best Ventures Limited (previously known as Xiaomi Ventures Limited) (CIK 0001633589): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 133,018,479; sole dispositive power 0; shared dispositive power 133,018,479; aggregate amount beneficially owned 133,018,479 (42.7% of the class)
  Comment: Row 13 is calculated based on 311,860,331 total outstanding Common Shares as of March 31, 2025, as reported by the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed on April 24, 2025, reflecting the reduction in outstanding shares resulting from the Issuer's share repurchase programs.
- Xiaomi Corporation (CIK 0001765660): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 133,018,479; sole dispositive power 0; shared dispositive power 133,018,479; aggregate amount beneficially owned 133,018,479 (42.7% of the class)
  Comment: Row 13 is calculated based on 311,860,331 total outstanding Common Shares as of March 31, 2025, as reported by the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed on April 24, 2025, reflecting the reduction in outstanding shares resulting from the Issuer's share repurchase programs.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.00025 per share
Name of issuer: Xunlei Ltd
Address of issuer's principal executive offices: 3709 Baishi Road, Nanshan District, Shenzhen, China (F4), 518000
Comment: This Amendment No. 1 (this ''Amendment'') amends the statement on Schedule 13D filed by the Reporting Persons on April 24, 2020 (the "Schedule 13D"). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended by restating the second-to-last paragraph with below:

The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons as of the date of this Amendment No.1 are listed in Exhibit 99.7 hereto, which is incorporated herein by reference.
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 2(a) of this Amendment No. 1 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed on April 24, 2020 by the Reporting Persons with the Securities and Exchange Commission)

Exhibit 99.7 Directors and Executive officers of the Reporting Persons

## Signatures
- Best Ventures Limited (previously known as Xiaomi Ventures Limited): /s/ Sai Wai Alain Lam, Sai Wai Alain Lam, Director (11/13/2025)
- Xiaomi Corporation: /s/ Jun Lei, Jun Lei, Chairman, Executive Director and CEO (11/13/2025)